September 22, 2005



Mr. Richard R. Godfrey
Chief Financial Officer
Breakwater Resources Ltd.
950 Wellington Street West
Toronto, Ontario  M5J 2N7  Canada


	Re:	Breakwater Resources Ltd.
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
      File No. 0-13979


Dear Mr. Godfrey:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2004

Disclosure Controls and Procedures

1. We note that you have provided conclusions with respect to your disclosure controls and procedures within 90 days prior to the filing date of the annual report. Please revise your conclusions to indicate whether or not the disclosure controls and procedures were effective as of the end of the period covered by the Form 40-F. Please refer to paragraph 6(b) of General Instruction B to Form 40-F.

2. You state that there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" your controls. Item 308(c) of Regulation S-K requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the period covered by the annual report that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." See also paragraph 4(d) of Regulation S-K, Item 601, Exhibit 31. Please revise your disclosure accordingly.

Annual Information Form

Interests of Experts, page 57

3. We note your disclosure that "the partners and staff of Deloitte &
Touche LLP and SRK Consulting may beneficially own, directly or indirectly, less than 1% of any class of securities issued by the Company." Please provide us with more details regarding the nature of the financial interests that the partners and staff of Deloitte &
Touche LLP may own. Also, explain how the existence of these financial interests is compatible with maintaining the independence of your auditors. Please address paragraph (c)(1)(i) of Rule 2-01 of
Regulation S-X in your response.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

4. We note your use of the non-GAAP measure, cash provided from operating activities (before changes in non-cash working capital
items).   Please expand your MD&A discussion to include the non-
GAAP
financial disclosures for this measure required under CSA Staff
Notice 52-306.

Financial Statements

Consolidated Statements of Cash Flows

5. We note in your reconciliation of net earnings to net cash provided by operating activities that you present a subtotal above total net cash provided by operating activities. We note the Illustrative example in CICA 1540, and that the subtotal presented does not include net income; rather the presentation only includes "items not affecting cash." Support your disclosure of these subtotals under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition and Receivables

6. We understand that you recognize revenue following the transfer of title and risk of metal concentrate and the determination of the final settlement price in accordance with the contractual arrangements with customers. Please provide us with the details of the facts and circumstances surrounding your provisionally-priced contracts. Explain to us how these facts and circumstances impact the manner by which you recognize revenue for these contracts.
For
US GAAP refer also to SAB Topic 13 and Topic VII of the September
25,
2002 AICPA SEC Regulations Committee meeting highlights (http://www.aicpa.org/download/belt/2002_09_25_highlights.pdf).

Note 2 - Acquisition of Boliden Westmin (Canada) Limited

7. Please clarify, if true, that the net assets were allocated based on their fair value. Please explain how you determined fair value and why no goodwill resulted from this transaction.

8. We note your disclosure in Note 6 that the long term investment was valued at cost. Please explain why the fair market value of the investment was $8 million at December 31, 2004 as compared to the cost of the investment of $5.4 million.

Note 9 - Royalty Obligation

9. We note that in December 2004, you entered into a Royalty
Agreement with Red Mile whereby you sold a "Basic Royalty" on a portion of the payable zinc production, over the life of the Myra
Falls mine.  Please address each of the following:

* Provide us with more details regarding the terms of the Basic
Royalty Agreement.

* Please explain your relationship with Red Mile. In this regard, specifically address whether this relationship influenced the negotiation of your right to acquire the partnership units of Red
Mile under certain circumstances.

* Please explain how the amount of the cash received upon inception of the agreement was derived.

* Please explain the impact on the Agreement with Red Mile if the production levels anticipated upon inception of the Agreement are not reached.

* Please address how the escalation of the fixed amounts per pound of payable zinc produced impacts your accounting over the duration of the agreement.

* Please explain how you accounted for your right to purchase Red
Mile.

Note 12 - Capital Stock

10. Please explain why no value was ascribed to the warrants issued in connection with your 2001 debt restructurings under both
Canadian
and US GAAP. Indicate the accounting guidance you relied on to form your conclusions.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief


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Mr. Richard R. Godfrey
Breakwater Resources Ltd.
September 22, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010